UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-38515

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Evergy, Inc. 401(k) Savings Plan (formerly Great Plains Energy Incorporated 401(k) Savings Plan) (hereinafter referred to as the Plan)

	B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Evergy, Inc. 1200 Main Street Kansas City, Missouri 64105

EVERGY, INC. 401(k) SAVINGS PLAN
(formerly GREAT PLAINS ENERGY INCORPORATED 401(k) SAVINGS PLAN)

TABLE OF CONTENTS
		Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		2-3

FINANCIAL STATEMENTS:

	Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	4

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2018	5

	Notes to Financial Statements as of December 31, 2018 and 2017 and for the Year Ended December 31, 2018	6-14

SUPPLEMENTARY INFORMATION:

	Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018	15

Note:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974, as amended, have been omitted because they are not applicable.

	EXHIBITS

Exhibit No.		Description

23.1	Consent of Independent Registered Public Accounting Firm – Mayer Hoffman McCann P.C.

Report of Independent Registered Public Accounting Firm

Participants and Administrative Committee
Evergy, Inc. 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Evergy, Inc. 401(k) Savings Plan (formerly the Great Plains Energy Incorporated 401(k) Savings Plan) (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2018 (Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The Supplemental Information is the responsibility of the Plan’s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.

We have served as the Plan's auditor since 2014.

Kansas City, Missouri
June 21, 2019

EVERGY, INC. 401(k) SAVINGS PLAN (formerly GREAT PLAINS ENERGY INCORPORATED 401(k) SAVINGS PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS:
PARTICIPANT-DIRECTED INVESTMENTS–at fair value (Note 3)	$553,066,105	$585,668,721

NOTES RECEIVABLE FROM PARTICIPANTS	10,294,034	10,500,053
EMPLOYER CONTRIBUTION RECEIVABLE	1,169,278	880,616
OTHER	5,723	276

NET ASSETS AVAILABLE FOR BENEFITS	$564,535,140	$597,049,666

See notes to financial statements.

EVERGY, INC. 401(k) SAVINGS PLAN (formerly GREAT PLAINS ENERGY INCORPORATED 401(k) SAVINGS PLAN)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2018

Additions:
Investment income:
Net depreciation in fair value of investments	$(40,499,046)
Interest	24,176
Dividends	17,355,243
Net investment loss	(23,119,627)

Contributions:
Employer contributions	11,117,992
Participant contributions	26,626,736
Rollovers	622,084
Total contributions	38,366,812

Interest income on notes receivable from participants	544,956

Total additions	15,792,141

Deductions:
Benefits paid to participants	47,594,521
Administrative expenses	712,146
Total deductions	48,306,667

DECREASE IN NET ASSETS	(32,514,526)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	597,049,666

End of year	$564,535,140

See notes to financial statements.

EVERGY, INC. 401(k) SAVINGS PLAN
(formerly GREAT PLAINS ENERGY INCORPORATED 401(k) SAVINGS PLAN)

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEAR ENDED DECEMBER 31, 2018
____________________________________________________________________________

1.	PLAN DESCRIPTION

The following description of the Evergy, Inc. 401(k) Savings Plan (formerly Great Plains Energy Incorporated 401(k) Savings Plan) (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. In July of 2017, the Company entered into an amended and restated merger agreement with Westar Energy, Inc., a Kansas utility company, which was approved by state regulatory commissions in Missouri and Kansas on May 24, 2018. Pursuant to the amended and restated merger agreement, on June 4, 2018, each share of common stock of Great Plains Energy issued and outstanding was converted into the right to receive 0.5981 validly issued, fully paid and nonassessable shares of common stock of Evergy, Inc. Effective June 4, 2018, the Plan was renamed the Evergy, Inc. 401(k) Savings Plan.

General - The Plan is a defined contribution plan covering all full-time and part-time employees of Kansas City Power & Light Company (KCP&L), sponsored by Evergy, Inc., successor to Great Plains Energy Incorporated (the Company). The Plan provides that employees are eligible to make elective contributions to the Plan as soon as administratively possible after date of hire. The Company serves as the administrator of the Plan. Empower Retirement (Empower) serves as the Recordkeeper for the Plan. Great-West Trust Company, LLC serves as the trustee for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

An Employee Stock Ownership Plan (ESOP) component was added to the Plan on January 1, 2002. As of December 31, 2018, the ESOP component consisted of the portion of the Plan that was invested in Evergy, Inc. common stock (Company Stock). Adding this component gives participants the option of receiving a direct cash distribution of any dividends paid on such Company Stock held in participant elective contribution accounts and, if they are 100% vested as of the dividend record date, their Company match accounts. Dividends paid on Company Stock are automatically reinvested, unless cash distribution was elected.

Plan Amendments - Effective May 23, 2017 a requirement was added to the Plan that any lawsuit filed by a participant or beneficiary seeking benefits under the Plan be brought after the participant has exhausted the Plan’s appeal procedures within two years after the claimant is notified of the Administrative Committee’s final decision on appeal in the United States District Court for the Western District of Missouri. Effective June 1, 2017, the Plan was amended to exclude interns as an eligible class of employees.

The Plan was amended effective January 1, 2018 revising the loan process to require that loans not repaid within 90 days of termination of employment be defaulted at the end of the quarter after the quarter in which the last payment was received and amended the Plan to implement automatic IRA rollover provisions for involuntary distribution amounts under $5,000.

The Plan was amended effective January 1, 2019 to limit the maximum percentage of the total election that a participant may direct into Company Stock to 15%.

The Plan was amended effective July 1, 2019 related to union employees hired prior to October 1, 2013 who transfer to a non-union position.  Union employees hired prior to October 1, 2013 who do not elect the Old Program or New Program in a timely basis will be defaulted into the New Program following transfer to the non-union position.

Eligibility - Prior to the effective date of the January 1, 2008 restatement of the Plan, non-union employees who were hired prior to September 1, 2007 could elect to continue to participate under the existing (Old Program) plan provisions (provisions prior to January 1, 2008) or under modified plan provisions (New Program). All union employees hired before October 1, 2013 participate in the Old Program. Effective October 1, 2013, newly hired or rehired union employees participate under the Cash Balance Matching program. Effective January 1, 2014, newly hired or rehired non-union employees participate in the “New Program Plus” feature of the Plan.

Contributions - Under the Old Program, each year participants may contribute between 2% and 40% of their annual compensation as defined in the Plan. Effective January 1, 2008, the New Program allowed New Program participants to make salary deferrals up to 75% of annual compensation. Contributions under the Old Program and New Program are subject to statutory limitations. Under either program, participants who have attained age 50 and whose contributions meet the Internal Revenue Service (IRS) maximum deferral limit (or plan maximum as defined by the Plan, if less), may elect to make catch-up contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants can make their contributions on either a pre-tax or post-tax (Roth) basis. Participants may change their contribution percentage as often as they would like and such changes are effective as soon as administratively possible, generally within one or two pay periods.

Effective January 1, 2008, New Program participants became eligible for matching contributions immediately upon participation after hire; Old Program participants became eligible for matching contributions after completing one year of service. The Company contributes 50% of the employee's elective contributions that do not exceed 6% of annual compensation, as defined in the Plan under the Old Program. Under the New Program, the Company contributes up to 100% of the first 6% of annual compensation, as defined in the Plan. For employees participating in the New Program Plus, the Company matches 100% of the first 6% of total pay such employees contribute and makes an additional annual non-elective contribution equal to 4% of such employees’ eligible compensation as defined in the Plan. The Company matching contribution vests immediately and the annual non-elective contribution and associated earnings vest after three years of service. To be eligible for the annual non-elective Company contribution, New Program Plus employees must be credited with at least 1,000 hours in a Plan year and must either be employed at the end of the Plan year (December 31) or have terminated employment during the Plan year due to retirement, death or permanent and total disability. Eligible employees will receive the annual non-elective Company contribution without regard to whether they have made contributions from their pay to the Plan. In addition, Union employees hired or rehired on or after October 1, 2013 will be eligible to receive an immediate Company matching contribution equal to 75% of the first 6% of compensation contributed by the employee (under the Cash Balance Matching program). The 75% match will be subject to a current six-year graded vesting schedule.

Under the Old Program and the Cash Balance Matching Program, compensation is defined as base pay and, depending on bargaining status, shift differentials and some overtime. Under the

New Program and New Program Plus, compensation is defined as base, commissions, annual incentive, and overtime pay. Also effective January 1, 2014, union employees may make separate deferral elections for their base pay and overtime pay and the elections may be for different amounts. Contributions to the Plan from overtime pay are not matched by the Company. In 2014, the Plan was also amended to modify the definition of “spouse”, in order to conform to guidance issued by the Internal Revenue Service and the Department of Labor following the Supreme Court’s decision in U.S. v. Windsor to recognize same-sex marriages which are legally valid in the state of celebration. A temporary employee shall be eligible to participate immediately following the date he or she has been credited with at least one thousand (1,000) hours of service during a 12-month period beginning on his or her first date of employment or any anniversary thereof.

In 2015 the Plan was amended, effective January 1, 2016, so that any eligible participant who was not already contributing at least 6% of compensation would be “re-enrolled” in the Plan as of the first pay date in the following year. If an eligible participant is contributing but at a rate of less than 6% they will be re-enrolled at a rate that will bring them to a total deferral of 6% of compensation. Such automatic deferral election will be treated as a pre-tax elective contribution except to the extent that the participant has in effect a prior Roth contribution election in which case the participant will be deemed to have made an equivalent Roth contribution election and the remainder of the participant’s automatic deferral election will be treated as a pre-tax elective contribution. No automatic deferral election will apply for a plan year to a participant who has specifically elected not to have elective contributions made (or who has specifically elected to have such elective contributions made at a different percentage) on or after October 1 of the prior plan year. The Plan was amended in 2016, effective November 21, 2016, to provide that loans, hardship distributions, and distributions in the form of partial lump sum payments from the Plan will be taken pro-rata from the vested portion of all Accounts, including the Roth contribution account.

Contributions are subject to certain Internal Revenue Code (IRC) limitations.

The Plan currently offers investment options which include 15 mutual funds, one money market fund, Company Stock, 12 common/collective trust funds and a self-directed brokerage account. Matching contributions are directed into a target date mutual fund based on the participant’s normal retirement age unless the employee makes an affirmative election for a different investment option(s). Employee contributions are also invested in a target date fund based on the participant’s age unless the participant makes an affirmative election for a different investment option(s).

Subsequent to December 31, 2018, employer contributions of $1,169,278 attributable to the 2018 plan year were credited to participant accounts. These contributions were contributed by the Company in cash and Company Stock based upon participant elections, and are therefore presented as a receivable on the statement of net assets available for benefits as of December 31, 2018. Included in the contribution receivable was $672,173 as a non-elective contribution for those participants in the New Program Plus program. Subsequent to December 31, 2017, employer contributions of $880,616 attributable to the 2017 plan year were credited to participant accounts. These contributions were funded by the Company in cash and Company Stock, and are therefore presented as a receivable on the statement of net assets available for benefits as of December 31, 2017. Included in the contribution receivable was $464,515 as a non-elective contribution for those participants in the New Program Plus program.

Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings/losses. A flat $20 each quarter is deducted from each participant's account. This fee is for plan costs such as recordkeeping, auditing, legal, investment advisory and trustee/custodial services. This quarterly charge may be offset by credits to the participant's account based on agreements between the fund providers in the participant's portfolio and Empower. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. If the employee participates in the Old Program or the Cash Balance Matching Program, vesting in the Company matching contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is partially vested after two years and 100% vested after six years of credited service. Employees participating in the New Program are immediately vested in the Company matching contributions. A New Program Plus employee will be immediately vested in the Company matching contributions and will vest in non-elective Company contributions once he or she completes three years of credited service. Participants who retire after age 55, die or become totally or permanently disabled while an employee of the Company are considered 100% vested in the Company matching contributions, regardless of their length of service.

Notes Receivable from Participants - The Plan allows participants to borrow up to the lesser of one‑half of the vested amount of their participant account, or $50,000 reduced by the excess of the participant’s highest loan balance that existed during the one year period ending on the day before the date a new loan is made over the outstanding balance of any loan on the date a new loan is made. The minimum loan amount is $1,000. Loans for the acquisition of the participant’s primary residence must be repaid within 15 years. All other loans must be repaid within 5 years. Interest is charged at prevailing market rates plus 2% at the time the loan is funded and is fixed over the life of the loan. Participants pay a one-time loan origination fee at the time the loan is executed. The loans are secured by the balance in the participant’s account. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits - If the value of the participant’s account balance is $1,000 or less, payment shall be made to the participant as soon as practicable following termination of employment in a single lump sum distribution unless the participant directs the Plan to roll his or her account balance to another qualified plan or IRA. In all other cases, at the election of the participant in a manner prescribed by the Management Administrative Committee or its designee, distribution of account balances may be deferred until April 1 following the calendar year in which the participant reaches age 70 1/2, or may be paid in a single lump sum distribution, one or more partial payments of $1,000 each, or in a series of monthly or annual installments. Partial distributions are taken pro-rata from the vested portion of all accounts. Participants may also elect to have their vested account balances rolled over to another qualified plan or to an IRA. In the absence of a written directive from the participant as to the manner of payment upon reaching age 70 1/2, if the value of the participant’s account balance is greater than $1,000, payment shall be made in substantially equal annual installments over a period of five years.

Forfeited Accounts - At December 31, 2018 and 2017, there were $14,656 and $3,762 in forfeited non-vested accounts, respectively. These accounts will be used to pay expenses for administering the Plan or to reduce future matching contributions and/or New Program Plus contributions at the end of the plan year in which they became forfeitures. Forfeitures in the amount of $14,058 were used to pay 2018 administrative expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks, Uncertainties and Concentrations - The Plan utilizes various investment instruments, including Company Stock, mutual funds, various investment options through a self-directed brokerage account and common/collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair value of investment securities will occur in the near term and such changes could materially affect participant accounts and the amounts reported in the financial statements. At December 31, 2018, approximately 10% of the Plan's investments are invested in Company Stock.

Investment Valuation and Income Recognition - The Plan's investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and administrative expenses charged to the Plan for the Plan’s investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and administrative expenses are reflected as a reduction of investment income for such investments.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document and governing contract. Investment-related expenses are included in net appreciation (depreciation) in fair value of investments.

Payment of Benefits - Benefit payments to participants are recorded when paid.

3.    FAIR VALUE OF INVESTMENTS

Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used. There have been no changes in the methodologies used at December 31, 2018 and 2017.
Common Stocks - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds and Money Market Fund - Valued at the daily closing price as reported by the fund. Mutual funds and the money market fund held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds and the money market fund held by the Plan are deemed to be actively traded.
Common/Collective Trust Funds - Valued at the net asset value of units of a bank collective trust or its equivalent. The net asset value as provided by the trust is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the trust less its liabilities. This practical expedient is not used when it is determined to be probable that the trust will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2018 and 2017.

	Total December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Company stock	$55,850,054	$55,850,054	$—	$—
Money market fund	5,248,650	5,248,650	—	—
Mutual funds	263,020,434	263,020,434	—	—
Self-directed brokerage account(a)	13,484,745	13,484,745	—	—
Total Investments measured at fair value	337,603,883	$337,603,883	$—	$—

Common/collective trust funds measured at Net Asset Value	215,462,222
Total Investments	$553,066,105

	Total December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Company stock	$60,126,410	$60,126,410	$—	$—
Money market fund	3,807,605	3,807,605	—	—
Mutual funds	289,668,771	289,668,771	—	—
Self-directed brokerage account(a)	13,459,490	13,459,490	—	—
Total Investments measured at fair value	367,062,276	$367,062,276	$—	$—

Common/collective trust funds measured at Net Asset Value	218,606,445
Total Investments	$585,668,721

(a)	The brokerage account is invested in a variety of classes of common stocks, mutual funds and exchange-traded funds as directed by participants.

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2018 and 2017, there were no transfers between levels.

The valuation methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.    RELATED PARTIES AND PARTIES-IN-INTEREST TRANSACTIONS
Empower serves as Recordkeeper of the Plan. Great West Trust Company LLC (Great-West) serves as trustee of the Plan. Plan investments at December 31, 2018 and 2017 include shares of Company Stock and the self-directed brokerage account administered by Great-West. Therefore, these transactions qualify as exempt party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. Direct fees totaling $275,018 were paid to Empower in 2018. Advised Asset Group, LLC, a wholly-owned subsidiary of Great-West, provided managed investment services to certain participants and received fees totaling $394,406 in 2018.
As of December 31, 2018 and 2017, the Plan held 983,795 and 1,864,963 shares of common stock of Evergy, Inc. and Great Plains Energy Incorporated, the sponsoring employers, respectively. During the year ended December 31, 2018, the Plan recorded dividend income from the Company Stock of $1,907,843.

5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become 100% vested in all Company contributions.

6.	FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Company by a letter dated January 21, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

7.    NET ASSET VALUE (NAV) PER SHARE
The following table for December 31, 2018 and 2017 sets forth a summary of the Plan’s investments reported at NAV.

Investment	Fair Value – December 31, 2018*	Fair Value – December 31, 2017*	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

SSgA S&P 500(R) Index Non-Lending Fund Class N (a)	$50,343,937	$51,728,804	Daily	None	None
Morley Stable Value 20 II Fund (b)	30,228,997	29,390,676	Daily(b)	(b)	Within 12 months(b)
American Century Retirement Date Trust-I funds(c)	134,889,288	137,486,965	Daily	None	None

Total	$215,462,222	$218,606,445
*The fair value of the investments has been estimated using the net asset value of the investment.

(a)
The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500(R) index over the long term, while providing participants the ability to purchase and redeem units on an "as of" basis.

(b)
The objective of the fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments. The fund seeks to achieve this objective by investing primarily in a variety of high quality stable value investment contracts (the performance of which may be predicated on underlying fixed income securities), as well as cash and cash equivalents. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment. The fund trustee may grant a redemption earlier than 12 months, in its discretion, if it determines the redemption is not detrimental to the best interest of the fund and plans participating therein. Redemptions for benefit payments and participant-directed investment transfers will be executed within 30 days if reasonably possible.

(c)
The investment objective of these funds is to seek the highest total return consistent with each fund's asset mix. These funds are designed for retirement plan participants who will reach the retirement age of 65 at or near the target year or who have a risk tolerance consistent with each fund's asset allocation. As the target year approaches, each fund's asset mix will become more conservative by decreasing the allocation to stocks and increasing the allocation to bonds and cash. By the time each fund reaches its target year, the asset allocation will become fixed and match that of the American Century In Retirement Trust.

8.    SUBSEQUENT EVENTS
The Company monitors significant events occurring after the statement of net assets available for benefits date and prior to the issuance of the financial statements to determine the impact, if any, of events on the financial statements issued. All subsequent events of which the Company is aware were evaluated through the filing date of this Form 11-K.
* * * * * *

EVERGY, INC. 401(k) SAVINGS PLAN (formerly GREAT PLAINS ENERGY INCORPORATED 401(k) SAVINGS PLAN) EMPLOYER ID NO. 43-1916803, PLAN NO. 006
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2018
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Evergy, Inc.	Common stock	**	$55,850,054
	SSgA S&P 500 (R) Index Non-Lending Fund Series N	Common/Collective Trust Fund	**	50,343,937
	MFS Growth Fund Class R3	Mutual Fund	**	43,452,497
	American Funds Fundamental Investors R5 Fund	Mutual Fund	**	30,313,637
	Morley Stable Value 20 II Fund	Common/Collective Trust Fund	**	30,228,997
	T. Rowe Price Overseas Stock Fund I Class	Mutual Fund	**	30,049,893
	American Century Retirement Date 2025 Trust-I	Common/Collective Trust Fund	**	26,620,732
	Vanguard Inflation-Protection Securities Inv Fund	Mutual Fund	**	25,326,685
	Vanguard Extended Market Index I Fund	Mutual Fund	**	24,767,318
	Metropolitan West Total Return Bond I Fund	Mutual Fund	**	21,029,086
	American Century Retirement Date 2030 Trust-I	Common/Collective Trust Fund	**	20,370,273
	American Century Retirement Date 2035 Trust-I	Common/Collective Trust Fund	**	20,188,624
	Carillon Eagle Mid Cap Growth Fund Class R5	Mutual Fund	**	19,564,285
	American Century Retirement Date 2020 Trust-I	Common/Collective Trust Fund	**	16,500,413
	American Century Retirement Date 2040 Trust-I	Common/Collective Trust Fund	**	16,485,427
	American Century Retirement Date 2045 Trust-I	Common/Collective Trust Fund	**	15,636,188
	MFS International Growth R4 Fund	Mutual Fund	**	15,248,056
	T. Rowe Price Equity Income Fund	Mutual Fund	**	13,031,420
	American Century Small Cap Value Instl Fund	Mutual Fund	**	11,398,813
	American Century In Retirement Trust- I	Common/Collective Trust Fund	**	10,320,212
	Victory Sycamore Established Value I Fund	Mutual Fund	**	6,717,704
	American Century Retirement Date 2050 Trust-I	Common/Collective Trust Fund	**	6,605,519
	Emerald Growth Fund Institutional Class	Mutual Fund	**	6,581,487
	Fidelity Low-Priced Stock Fund	Mutual Fund	**	6,528,032
	Fidelity Advisor Strategic Income Instl Fund	Mutual Fund	**	5,263,761
	JPMorgan 100% US Treasury Money Market Instl Fund	Money Market Fund	**	5,248,650
	Morgan Stanley Institutional Emerging Markets I Fund	Mutual Fund	**	3,747,760
	American Century Retirement Date 2055 Trust-I	Common/Collective Trust Fund	**	1,710,202
	American Century Retirement Date 2060 Trust-I	Common/Collective Trust Fund	**	451,698
*	Empower Self-Directed Brokerage Accounts	Brokerage Account	**	13,484,745
*	Participant Loans	Various participants, interest rates ranging from 5.25% to 10.00% maturing through 2033	**	10,294,034
				$563,360,139
*	Represents party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included.			(Concluded)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Evergy, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EVERGY, INC. 401(k) SAVINGS PLAN

By:	/s/ Jerl L. Banning
Jerl L. Banning

By:	/s/ John T. Bridson
John T. Bridson

By:	/s/ Ellen E. Fairchild
Ellen E. Fairchild

By:	/s/ Heather A. Humphrey
Heather A. Humphrey

By:	/s/ Anthony D. Somma
Anthony D. Somma

June 21, 2019